September 26, 2022

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Robert Littlepage Accountant Branch Chief Mr. Joseph Kempf
Senior Staff Accountant

Re:	Re: High Wire Networks, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Form 10-Q for the Quarterly Period Ended June 30, 2022
Filed April 15, 2022 and August 15, 2022 File Number 000-53461

Dear Mr. Littlepage:

On behalf of High Wire Networks, Inc., a Nevada corporation (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter dated September 14, 2022 (the “Comment Letter”) relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 (the “Form 10-K”) filed by the Company with the SEC on April 15, 2022 and the Company’s Form 10-Q for the Quarterly Period ended June 30, 2022 filed with the SEC on August 15, 2022. The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter. To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below.

Form 10-K for the Fiscal Year Ended December 31, 2021 Filed April 15, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 33

1.	We note from your disclosure on page 27 that you have four operating units and you primarily provide two types of services. With a view to improved disclosure tell us your consideration of the segment and subdivision information disclosure guidance provided by Item 303(b) of Regulation S-K.

Response: The Company reviews its operating units and types of services provided to customers and has determined that its current segment disclosure meets as the requirements of Item 303 (b) of regulation S-K as the services provided are similar and are provided to customers in the same way. The Company will continue to evaluate the requirements and the services provided and will adjust its segments as necessary.

2.	We note that you recognize construction contract revenues “when the work is complete and the customer has approved the work” rather then when control of the construction work is transferred to your customers. Tell us and disclose, in accordance with ASC 606-10-50-19, the significant judgements made in evaluating when your customers obtain control of your construction projects.

Response: When High Wire performs this work, the most common way is a High Wire representative goes out to a physical location and completing work that is either part of a larger construction project or a standalone job for a location that is already operational. It is uncommon for High Wire to physically take control of the construction project. The most identifiable way to support the completion of work, transfer of services, and liability of the customer is their approval of work completed. In most cases, this removes any judgement required on our part. Since “control” is rarely changing hands with our type of work, it would be very difficult to clearly distinguish when work is complete or not, if we did not rely on customer approval. We generally receive an email or other notification from the customer when the work is completed. For example, a customer could dispute work as not complete, or unsatisfactory, or different than what was spelled out in the scope of work.

3.	Please also tell us and provide the disclosures required by ASC 606-10-50-20 regarding transaction price and amounts allocated to performance obligations.

Response: The Company recognizes revenue from contracts with customers when, or as, control of promised services and goods is transferred to customers. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for the services and goods transferred. The Company primarily recognizes revenue over time utilizing the cost-to-cost measure of progress, which best depicts the continuous transfer of control of goods or services to the customer, and correspondingly, when performance obligations are satisfied for the related contracts.

The Company derives revenue primarily from projects performed under: (i) master and other service agreements, which generally provide a menu of available services in a specific geographic territory that are utilized on an as-needed basis, and are typically priced using either a time and materials or a fixed price per unit basis; and (ii) contracts for specific projects requiring the construction and installation of an entire infrastructure system, or specified units within an infrastructure system, which are subject to multiple pricing options, including fixed price, unit price, time and materials, or cost plus a markup.

For certain master service and other service agreements, revenue is recognized at a point in time, This is generally when the work order has been fulfilled, which is typically the same day the work is initiated.

The total contract transaction price and cost estimation processes used for recognizing revenue over time under the cost-to-cost method is based on the professional knowledge and experience of the Company’s project managers, engineers and financial professionals. Management reviews estimates of total contract transaction price and total project costs on an ongoing basis. Changes in job performance, job conditions and management’s assessment of expected variable consideration are factors that influence estimates of the total contract transaction price, total costs to complete those contracts and the Company’s profit recognition.

Transaction prices for the Company’s contracts may include variable consideration, which comprises items such as change orders, claims and incentives. Management estimates variable consideration for a performance obligation utilizing estimation methods that it believes best predict the amount of consideration to which the Company will be entitled. Management’s estimates of variable consideration and the determination of whether to include estimated amounts in transaction prices are based largely on engineering studies and legal opinions, past practices with the customer, specific discussions, correspondence or preliminary negotiations with the customer and all other relevant information that is reasonably available at the time of the estimate. To the extent unapproved change orders, claims and other variable consideration reflected in transaction prices are not resolved in the Company’s favor, or to the extent incentives reflected in transaction prices are not earned, there could be reductions in, or reversals of, previously recognized revenue.

The Company allocates discounts either pro rata over the total consideration to be received if it is not specified what item is being discounted, and to the specific item if the discount is specified for that item.

The company does not set up an obligation for refunds or returns as the amount has not been material.

Disaggregation of Revenues, page F16

4.	Please provide disaggregated revenue disclosure by service type and by timing of transfer of goods and services consistent with your policies described here and on page 30, as required by ASC 606-10-50-5. Report revenues from external customers for each product and service or each group of similar products and services in accordance with ASC 280-10-50-40. Otherwise please advise.

Response: Timing of transfer of services is consistent with the contract duration that is provided in the schedule. Revenue for professional services is recognized over the time worked and construction revenue is recognized at a point in time as the work is completed. Below is the revenue table for service type.

Revenue by service type	Year Ended December 31, 2021	Year Ended December 31, 2020
Professional Services	$9,916,567	$-
Construction	17,290,122	9,909,157
Total	$27,206,689,	$9,909,157

Below is the revenue by contract type:

	Year Ended December 31, 2021	Year Ended December 31, 2020
Fixed Price	$15,706,865	$8,850,641
Time and materials	11,499,824	1,058,516
Total	$27,206,689	$9,909,157

The Company has begun including the information in its Form 10-Q for the period ended June 30, 2022 and will continue to include the information going forward.

16. Segment Disclosures, page F-41

5.	Provide the segment goodwill disclosures required by ASC 350-20-50-1.

Response: We inadvertently omitted the goodwill disclosure by segment and will incorporate it in our filings going forward.

As of December 31, 2021, the segment disclosure was as follows:

	High Wire	Technology	Total
Goodwill	$-	$21,696,040	$21,696,040

Form 10-Q for the Quarter Ended June 30, 2022, filed August 15, 2022

Significant Accounting Policies Revenue Recognition Contract Types, page 10

6.	We note your acquisition of Secure Voice Corp (SVC), a wholesale telecommunications network provider, on November 4, 2021. Explain for us whether your telecommunications network revenues are material and, if so, update your disclosures to clarify the nature of these revenues and their underlying contracts. Clarify how you classify such telecommunication revenues by type and provide appropriate disaggregated revenue disclosure.

Response: Currently, the SVC revenue is not material. We continue to evaluate the revenues on a quarterly basis to determine if they are material and should be a new segment. Those revenues have been included in the already existing disaggregation table by contract type, under Fixed-price. In addition, SVC is included in Technology in the segment disclosures.

If the Staff has any questions with respect to the foregoing, please contact the undersigned at (952) 974-4000 or our counsel, M. Ali Panjwani of Pryor Cashman LLP at (212) 421-4100.

Very truly yours,

/s/ Daniel J. Sullivan
Daniel J. Sullivan
Chief Financial Officer

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